Exhibit 99.1

Information incorporated by reference from proxy statement filed with the SEC on April 27, 2007

NAME	AGE	POSITION
Joseph R. Tomkinson	59	Chairman of the Board, Chief Executive Officer and Director of IMH, IFC and IWLG

Joseph R. Tomkinson has been Chairman of the Board since April 1998 and Chief Executive Officer and a Director of IMH as well as Chairman of the Board and Chief Executive Officer and Director of IFC, also known as the mortgage operations, and IWLG also known as the warehouse lending operations, since their formation. From August 1995 to April 1998, he was Vice Chairman of the Board and CEO of IMH. From February 1997 to May 1999, he was Chairman of the Board and Chief Executive Officer of Impac Commercial Holdings, Inc. (“ICH”), a real estate investment trust investing in commercial mortgage assets. He served as President and Chief Operating Officer of Imperial Credit Industries, Inc. (“ICII”) from January 1992 to February 1996, and from 1986 to January 1992, he was President of Imperial Bank Mortgage, one of the divisions that later was combined to become ICII in 1992. He was a Director of ICII from December 1991 to June of 1999. Mr. Tomkinson brings over 28 years of combined experience in real estate, real estate financing and mortgage banking.

There are no family relationships between any of the directors or executive officers of IMH

Employment Agreement

On April 1 2003, the employment agreement between IFC and Joseph R. Tomkinson, (the “Employment Agreement”) became effective. The Agreement, unless terminated earlier pursuant to the terms of such agreement, expires on December 31, 2007.

Guaranty.      Since IMH will receive direct and indirect benefits from the performance of the officer under the Employment Agreement, IMH executed a guaranty in favor of the officer. Under the terms of the guaranty, IMH promises to pay any and all obligations owed to the officer in the event of default by IFC.

Base and Other Compensation.     Pursuant to the terms of the Employment Agreements, Joseph R. Tomkinson receives an annual base salary of $600,000. The officer’s base salary is not subject to any annual adjustment. The executive officers receive other benefits, such as a car allowance, health benefits and accrued vacation. The executive officers are prohibited, without the prior approval of the Board of Directors, from receiving compensation, directly or indirectly, from companies with whom we have any financial, business or affiliated relationship.

Incentive Compensation.    The executive officer receives incentive compensation, which is paid to the executive officer in an amount equal to our excess income, which is the greater of zero or net income, minus the product of (i) the ten year U.S. treasury rate plus 200 basis points and (ii) the average net worth multiplied by the number of days in the quarter and divided by 365, multiplied by 4.0875% in the case of Joseph Tomkinson. On September 9, 2004, Impac Funding Corporation entered into an amendment to the Employment Agreement. The amendment to the Employment Agreement, effective as of May 25, 2004, changed the definitions for net income and average net worth to take into account preferred stock equity of IMH. As amended, net income is, at any date of determination, determined in accordance with the then-current tax law after the deduction of dividends, whether declared or paid on any of IMH’s preferred stock equity during the period; however, before the total incentive compensation is paid to such officers, net income calculation shall be adjusted for the deduction for dividends paid on IMH’s common stock equity and any net operating loss deductions arising from prior periods.

As amended, average net worth is, for any quarter, IMH’s accumulated net worth of $514.8 million at December 31, 2002 plus subsequent to December 31, 2002, the weighted average daily sum of the gross proceeds from any sale of IMH’s common stock equity, before deducting any underwriting discounts and commissions and other expenses; plus the average balance quarter-to-date of the retained earnings for the quarter; less the weighted average daily sum of the gross proceeds used to repurchase IMH’s stock, less the average balance quarter-to-date of the cumulative dividends declared on both IMH’s common and preferred stock equity; plus an amount equal to the prior period losses, as defined in the Employment Agreements. The ten year U.S. treasury rate is generally the arithmetic average of the weekly per annum ten year average yields published by the Federal Reserve during the quarter.

The incentive compensation will generally be calculated and reviewed by the compensation committee within 30 days after each quarter. The incentive compensation will be paid in cash, and the executive officer may elect to defer any component of their compensation in an approved, Company sponsored, deferred compensation plan.

Severance Compensation.    If the executive officer’s employment is terminated for any reason, other than without cause or good reason (as such terms are defined in the agreement), the executive officer will receive his base compensation, benefits, and pro rata incentive compensation through the termination date. In addition, if the executive officer is terminated without cause or if the executive resigns with good reason, the executive officer will receive the following:

(i) an additional 30 months of base salary of which 12 month’s worth of base salary will be paid on the termination date and the other 18 month’s worth of base salary will be paid on the normal salary payment dates over that period;

(ii) benefits paid over the 30 month period following the termination date, provided certain conditions are met; and

(iii) incentive compensation payments determined and paid as follows:

a. on the termination date, the executive officer will be paid an amount equal to the prior three quarters’ worth of incentive compensation;

b. 30 days after the quarter in which the termination date occurs, the incentive compensation for that quarter that the executive officer would have been entitled to receive had the executive officer not been terminated; and

c. for the six quarters after the quarter in which the termination date occurs, the executive officer will be paid his incentive compensation at the time such compensation would have been paid had the executive officer not been terminated; provided that the executive officer’s incentive compensation for each quarter will not be less than 50% nor more than 100% of the average quarterly new incentive compensation for the four quarters immediately preceding the termination date.

The executive officer has agreed not to compete with us and our subsidiaries and affiliates during the 30 months that severance payments are made to the executive officer, provided that the agreement not to compete will be waived if the executive officer forgoes the severance compensation.